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                                                                    EXHIBIT 18.1



June 19, 2001

Mr. Michael Parides
Chief Executive Officer
Gadzoox Networks, Inc.
5850 Hellyer Avenue
San Jose, California   95138

Re: Form 10-K Report for the year ended March 31, 2001

Dear Mr Parides:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of April 1, 2000, the Company changed its accounting method for recognizing revenue, net of appropriate reserves for sales returns when product is shipped to distributors, to recognizing revenue when the product is delivered by the distributor to the end-users. According to the management of the Company, this change was made as it better recognizes the substance of demand for its products due to changes in the market place during fiscal year 2001, and will accordingly better focus the Company on, and allow investors to better understand end-user demand trends for its products

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are in the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

 Very truly yours,



ARTHUR ANDERSEN LLP